United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Mail Stop 3720

December 4, 2007

RE:	Magyar Telekom Telecommunications Plc.

Form 20-F for the Year ended December 31, 2005

Filed February 22, 2007

File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission dated November 6, 2007 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc. (the "Company"). On behalf of the Company, we have responded to your comments as set forth below. We have reproduced our original disclosure, followed by the Staff's comments, which appear in italics, and we have responded below our comment.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,

Thilo Kusch

Chief Financial Officer of Magyar Telekom Telecommunications Plc.

Original disclosure

„The Company’s Mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies were renamed in 2005. The expenditure incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized as other operating income in the “Other operating expenses —net” line of the income statement ((note 24).”

SEC remark 1

We note your response to prior comment 2. As you indicate in your disclosure to the US GAAP reconciliation footnote, under US GAAP these types of transactions are reflected as a contribution from the shareholder. SAB Topic 5-T clarifies that when expenses are incurred on behalf of the company by a related party or principal owner, the financial statements of the company should reflect all the costs of doing business, and the incurrence of costs directly by the related party on behalf of the company should be reflected in the income statement of the company. Additionally, any reimbursement to the company for costs incurred should be reflected as a capital contribution. Such that the actual costs incurred are not presented net in the company’s income statement. While we understand that the decision to re-brand from Westel to T-Mobile may have been made by management at the DT AG level, and not by management at the Magyar level, regardless of the level at which that decision was made, a business decision to make the change in branding did occur. This business decision resulted in a decline in the value of the Westel brand as it would no longer be utilized in the same manner, resulting in the recognition of an impairment charge in the financial statements, as well as the incurrence of expenditures related to the re-branding. As the financial statements for Magyar now reflect a customer base built upon the T-Mobile brand in Hungary, it would appear that in order to present a complete set of financial statements that reflect the economics of business decisions, the financial statements should reflect all of your costs of doing business. In order for us to better understand your basis under IFRS in accounting for the DT AG expenditure reimbursement as income, help us to understand why the substance of the transaction should be given dissimilar accounting under IFRS and US GAAP.

Magyar Telekom’s response

Although the accounting treatment for transactions with shareholders in their capacity as shareholders is similar under IFRS and US-GAAP (i.e. recognition directly in equity rather than in profit or loss) the determination of when a shareholder is acting in that capacity differs. According to SAB Topic 5-T any reimbursement to a company for costs incurred by a related party or principal owner should be reflected as a capital contribution “unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company” (emphasis added). Hence, in our view SAB Topic 5-T includes a rebuttable presumption that, if a principal stockholder reimburses a subsidiary for expenditure incurred by that subsidiary, that reimbursement should be accounted for as a capital contribution.

In preparing our US GAAP financial statements and exercising our judgement we concluded that we are not able to rebut the presumption in SAB Topic 5-T, i.e. we concluded that the action taken by DTAG was not completely unrelated to DTAG’s position as a stockholder. As you noted in your remark the decision to re-brand was made at the DT AG level and DT AG in their position as the principal stockholder or owner was able to direct Westel to change its brand name and to conduct marketing efforts. As a result, under US GAAP the reimbursement was recognised as a capital contribution directly in equity.

Under IFRSs there is no comparable rebuttable presumption like in SAB Topic 5-T. According to IAS 1.97 (a) “the amounts of transactions with equity holders acting in their capacity as equity holders” (emphasis added) shall be recognised directly in equity. The definitions of income and expense exclude capital transactions with equity participants (IASB Framework, par. 70). Furthermore, unlike under US GAAP (SAB Topic 5-T) there is no overriding principle under IFRSs that requires transactions entered into or settled by a shareholder on behalf of an entity to be attributed to the entity and reflected in its financial statements. The share-based payment standard (IFRS 2, together with IFRIC 8, IFRIC 11) requires the attribution of an expense for certain share-based payment transactions involving the parent company of the reporting entity (similar to corresponding requirements under US GAAP), however this requirement is – unlike under US-GAAP (SAB Topic 5-T) – limited to share-based transactions.

As a consequence, under IFRSs, we believe that if a transaction with a shareholder equally could have been with a third party, this may indicate that the shareholder did not act in its capacity as a shareholder, and hence that the recognition of the transaction in profit or loss is appropriate. As we already illustrated in our previous responses the reimbursement agreement (in combination with the royalty agreement) equally could have been concluded with a third party.

For example, imagine an international telecommunications company (InCo) with a strong brand. This company may want to derive additional benefits from its brand in countries in which the brand is not yet established and in which the company does not operate. Furthermore, InCo may not want (or not be able) to operate a network in the target country, for example because no further licenses or concessions are available in that country. In such a situation, InCo might look for another (unrelated) local telecommunications company (LoCo) in the target country that wishes to use the strong brand of InCo for its own operations. It would be commercially feasible and reasonable if LoCo and InCo entered into an agreement similar to the one that Westel and DT AG entered into. In our view, LoCo would recognise any payments received from InCo as a consideration for helping establish InCo’s brand in the target country in profit or loss.

Finally, we note that the SEC staff is concerned that Westel’s IFRS financial statements do not reflect completely the costs that Westel incurred in order to be able to use the T-Mobile brand. Westel gave up its brand name and had to conduct marketing activities to build a new brand which had to be promoted so that the new brand, T-Mobile becomes as well-known in Hungary as the old Westel brand was. DTAG reimbursed Westel for these marketing expenditures. Whilst these components of the agreement resulted in a zero net expense in Westel’s income statement (like a damage compensation), under the licence agreement, Westel pays at-market royalties to DTAG for the use of the new brand name T-Mobile. These royalties are recognised as an expense in the income statement, like it would be the case if Westel had entered into the transaction with an unrelated third party. Consequently, all costs related to the transaction in question are in fact reflected in the financial statements of Westel/Magyar, disclosed on a gross basis (costs and compensation separately) in the notes to the income statement (Note 24).

SEC remark 2

We understand, based upon your response dated October 5, 2007 to prior comment number 2, that you entered into a written contract with DT AG related to the reimbursement agreement associated with the re-branding process. Please supplementally provide us with a copy of this written contract.

Magyar Telekom’s response

Please find attached the scanned copy of the agreement.

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